Westgate
London
W5 1UA

Tel ++44 208 967 1511
Fax+44 208 967 1446
Jackie.stevens@tns-global.com

Jackie Stevens
Assistant to the Company Secretariat

04046678

By Courier

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street N.W
Washington DC 20549
United States

SUPPL

SEC MAIL PROCESSING RECEIVED NOV 26 2004 WASH, D.C. 213 SECTION

23rd November 2004

Dear Sir/Madam

Re Taylor Nelson Sofres plc: file no 82-4668

In accordance with the requirements of rule 12-g3-2b please find enclosed the following for Taylor Nelson Sofres plc:

1. Taylor Nelson Sofres plc – RNS Announcement – 22/11/2004 at 14.18 hrs.

I trust the above is in order, please do not hesitate to contact me should you have any queries.

Please could you acknowledge receipt of this letter and the documents enclosed herewith, by stamping the enclosed copy of this letter and returning it to the Company in the enclosed self-addressed envelope.

Yours faithfully

Jackie Stevens
Enc.

PROCESSED
DEC 17 2004
THOMSON FINANCIAL

12/15

F:\Users\CompanySecretarial 040101\Plc\Letters\041123 - (Securities & Exchange Commission)(RNS Announcement).doc

Westgate
London
W5 1UA

Tel ++44 208 967 1511
Fax+44 208 967 1446
Jackie.stevens@tns-global.com

Jackie Stevens
Assistant to the Company Secretariat

By Courier

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street N.W
Washington DC 20549
United States

23rd November 2004

Dear Sir/Madam

Re Taylor Nelson Sofres plc: file no 82-4668

In accordance with the requirements of rule 12-g3-2b please find enclosed the following for Taylor Nelson Sofres plc:

1. Taylor Nelson Sofres plc – RNS Announcement – 22/11/2004 at 14.18 hrs.

I trust the above is in order, please do not hesitate to contact me should you have any queries.

Please could you acknowledge receipt of this letter and the documents enclosed herewith, by stamping the enclosed copy of this letter and returning it to the Company in the enclosed self-addressed envelope.

Yours faithfully

Jackie Stevens
Enc.

View Announcement

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Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replaces
Taylor Nelson Sofres PLC	Holding(s) in Company		14:18 22 Nov 04		

Full Announcement Text

Taylor Nelson Sofres plc (TNS) received notification on 19 November 2004 from Fidelity Investments on behalf of FMR Corp. & its direct and indirect subsidiaries and Fidelity International Limited & its direct and indirect subsidiaries, both being non-beneficial holders, of a notifiable interest in the ordinary share capital of TNS.

Together they hold a notifiable interest in 39,337,912 ordinary shares of 5p each in TNS, representing 8.818% of the total issued share capital of TNS.

Shares Held	Management Company	Nominee/Registered Name
2,262,143	Fidelity International Limited	Bank of New York Europe LDN
379,800	Fidelity International Limited	Bank of New York Brussels
349,200	Fidelity International Limited	Bankers Trust London
1,058,520	Fidelity International Limited	Brown Bros Harrimn Ltd LUX
605,900	Fidelity International Limited	JP Morgan, Bournemouth
711,400	Fidelity International Limited	Northern Trust London
9,786,482	Fidelity Investment Services Ltd	JP Morgan, Bournemouth
1,803,433	Fidelity Management & Research Company	Brown Brothers Harriman and CO
8,652,754	Fidelity Management & Research Company	JP Morgan Chase Bank
1,431,480	Fidelity Management & Research	State Street Bank and TR CO

	Company	
29,100	Fidelity Management Trust Company	Brown Brothers Harriman and CO
51,400	Fidelity Management Trust Company	State Street Bank & TR CO
3,765,638	Fidelity Pension Management	Bank or New York Brussels
113,500	Fidelity Pension Management	Bank or New York Europe LDN
505,200	Fidelity Pension Management	Citibank London
162,478	Fidelity Pension Management	Clydesdale Bank PLC
196,760	Fidelity Pension Management	Fidelity Pensions MGT
846,448	Fidelity Pension Management	JP Morgan, Bournemouth
1,108,571	Fidelity Pension Management	Mellon Bank
183,100	Fidelity Pension Management	Midland Securities Services
4,020,505	Fidelity Pension Management	Northern Trust London
1,314,100	Fidelity Pension Management	State STR BK and TR CO LNDN
39,337,912		**Grand Total Ordinary Shares**

END

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